ENERGY FUELS INC. NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD WEDNESDAY, MAY 21, 2014

TO THE HOLDERS OF COMMON SHARES:

Notice is hereby given that an annual and special meeting (the “Meeting”) of the holders of common shares of Energy Fuels Inc. (the “Corporation”) will be held at the offices of Borden Ladner Gervais LLP, 44th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada, M5H 3Y4 on Wednesday, May 21, 2014 at 2:00 pm (Toronto time) for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the fifteen months ended December 31, 2013, together with the report of the auditors thereon;

2.	to elect directors of the Corporation;

3.	to appoint the auditors of the Corporation and to authorize the directors to fix the remuneration of the auditors;

4.

to consider and, if deemed appropriate, pass an ordinary resolution ratifying By-Law No. 2 of the Corporation, as more particularly described under “Particulars of Matters to be Acted Upon at the Meeting – Approval of By-Law No. 2 of the Corporation” in the accompanying management information circular (the “Circular”);

5.

to consider and, if deemed appropriate, pass an ordinary resolution ratifying an amendment to the By-laws of the Corporation to add an advance notice requirement for nominations of directors by shareholders in certain circumstances, as more particularly described under “Particulars of Matters to be Acted Upon at the Meeting – Ratification of Advance Notice Amendment to By- Laws” in the Circular; and

6.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

The Corporation has elected to use the notice-and-access provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (the "Notice-and-Access Provisions") for the Meeting. The Notice-and-Access Provisions are a new set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing the Corporation to post the Circular and any additional materials online. Shareholders will still receive this Notice of Meeting and a form of proxy and may choose to receive a paper copy of the Circular. The Corporation will not use the procedure known as 'stratification' in relation to the use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the Circular to some shareholders with this notice package. In relation to the Meeting, all shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of the Circular.

Please review the Circular carefully and in full prior to voting as the Circular has been prepared to help you make an informed decision on the matters to be acted upon. The Circular is available on the website of the Corporation’s transfer agent, CST Trust Company, Inc. at www.meetingdocuments.com/cst/EFR. and under the Corporation’s SEDAR profile at www.sedar.com. Any shareholder who wishes to receive a paper copy of the Circular, should contact CST Trust Company, Inc., at 1-888-433-6443 or fulfilment@canstockta.com by May 7, 2014. Shareholders may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

Shareholders who cannot attend the Meeting in person may vote by proxy. Instructions on how to complete and return the proxy are provided with the proxy form and are described in the Circular. To be valid, proxies must be received by CST Trust Company, Inc. by mail at c/o Cover-All, P. O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to 1-866-781-3111 (toll free) or 416-368-2502 or by email to proxy@canstockta.com, no later than 5:00 p.m. (Toronto time) on May 19, 2014, or if the Meeting is adjourned, no later than 10:00 a.m. (Toronto time) on the last business day preceding the day to which the Meeting is adjourned.

Dated at Lakewood, Colorado, USA this 26th day of March, 2014.

BY ORDER OF THE BOARD

(Signed) Stephen P. Antony
President and Chief Executive Officer